UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File Number 333-168929

LIZHAN ENVIRONMENTAL CORPORATION
(Translation of registrant’s name into English)

No. 716, Qifu Road, Wutong Street, Tongxiang
Zhejiang Province, 314500, People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______.

EXPLANATORY NOTE

On January 24, 2011, Lizhan Environmental Corporation (the “Company”) announced that it has completed the testing of its first Evergreen Product production line. The mass production of its new Evergreen Products is expected to begin in mid-February. The Company initially anticipated that mass production of the first Evergreen Product production line would begin in late November 2010 and the second production line in February 2011. However, the Company decided to delay the production in order to make certain technical modifications to parts of the manufacturing equipment to ensure that the quality of the new Evergreen Products meets the standards of the Company and its customers. The Company expects the second production line to begin operating by May 2011 as a result of these modifications.

The Company’s existing advance sales purchase orders for the Evergreen Products, amounting to approximately $32.5 million in the aggregate, are still in effect, subject to the customers’ inspection of, and satisfaction with, the quality of the materials and other customary conditions.  The Company initially anticipated that these revenues would be generated between December 2010 and November 2011.  However, as a result of the delay in the commencement of the production of our Evergreen Products, the timing of these orders has been modified.  The anticipated revenues from these orders are now expected to be generated between March 2011 and February 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIZHAN ENVIRONMENTAL CORPORATION (Registrant)

Date: January 24, 2011	By:	/s/ Name: Jianfeng Liu
Name: Jianfeng Liu
Title: Chairman and Chief Executive Officer